Exhibit 99.1

NEWS RELEASE

Endeavour Silver Signs Two Contracts to Sell Silver-Gold Concentrates and
Facilitate Higher Production in 2013 from Bolanitos Mine in Mexico
______________________________________________________________________________

Vancouver, Canada – March 13, 2013 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (Frankfurt: EJD) announces it has signed two contracts to sell its silver-gold concentrates and facilitate higher production in 2013 from its Bolanitos mine in Guanajuato State, Mexico.  The two contracts are commercially competitive with Endeavour’s own costs to process these concentrates into saleable metals.

In 2012, Endeavour expanded the Bolanitos mine and plant by 60% to 1600 tonnes per day (tpd) and since Q4, 2012, the Bolanitos mine output has actually been over 1700 tpd, well in excess of the current plant capacity.  The extra mine output has been processed into silver-gold concentrates at the Las Torres plant under lease adjacent to Endeavour’s El Cubo mine, also located in the Guanajuato district.

However, Endeavour does not currently have sufficient capacity at its two leach circuits at Guanacevi and El Cubo to process these extra Bolanitos concentrates into dore bars so they were stockpiled.  The sales contracts will allow Endeavour to sell its current concentrate inventory of 1400 tonnes by month-end and add about $20 million cash to working capital during this peak period of capital spending at El Cubo.

Endeavour is also arranging to sell 500 tonnes per month of Bolanitos concentrates for a six month period in order to allow the Guanacevi and El Cubo plants to conduct updated metallurgical reconciliations and balances for Guanacevi ores and El Cubo concentrates respectively.  It will also provide an opportunity to optimize silver and gold recoveries at both plants.

The net effect of the concentrate sales on Endeavour’s operating performance this year should be the production of higher payable metals at a slightly higher cash cost per ounce resulting in slightly higher cash flow compared to the lower payable metals at lower cash costs from processing the concentrates through Endeavour’s leach circuits.

Upon completion of the metallurgical program and the El Cubo plant reconstruction in Q2, 2013, Endeavour should have ample leach circuit capacity to process both Bolanitos and El Cubo concentrates.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour– Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com or lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.